Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

April 11, 2006

Item 3  News Release

A press release was issued on April 9, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On April 9, 2006, the Company announced that it has completed the sale of its Baron Metal Industries subsidiary. The Company also announced that it has completed divestitures of a tooling company located in Woodbridge, Ontario and 550 thousand square feet of redundant manufacturing space. As was previously announced, The Company has completed the sales of Royal Alliance, Amut, its extruder equipment company located in Italy and a U.S. - based tooling company.

The Company advised that proceeds from divestitures since January 1, 2006 were approximately $120 million, inclusive of approximately $90 million cash received to date and approximately $30 million to be received prior to the end of the second quarter. The Company previously indicated that it expected further proceeds from dispositions to be in the range of $60 to $80 million during the remainder of 2006.

The Company announced that it has identified additional assets to be disposed of, which will include excess real estate as the Company focuses on an optimal warehousing and manufacturing footprint to support its core businesses serving North American customers. The Company anticipates that these additional assets will be sold during the remainder of the year. The Company expects to generate proceeds of $80 to $100 million from sales of these additional assets.

"We now expect proceeds from dispositions to total $260 and $300 million in 2006, which will allow us to significantly enhance the Company's liquidity position", commented Lawrence J. Blanford, the Company's President and C.E.O. "These divestitures will give us the financial capability and flexibility to help further develop our core businesses", added Mr. Blanford.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

April 10, 2006

SCHEDULE “A”

ROYAL GROUP PROGRESSES WITH DISPOSITIONS OF NON-CORE ASSETS

- Sells Baron Metal Industries

- Identifies additional assets for disposition

- Now expects total proceeds from dispositions to total $260 to $300 million in 2006

TORONTO, April 9 /CNW/ - Royal Group Technologies Limited (RYG: TSX; NYSE) today announced that it has completed the sale of its Baron Metal Industries subsidiary. Royal Group also announced today that it has completed divestitures of a tooling company located in Woodbridge, Ontario and 550 thousand square feet of redundant manufacturing space. As was previously announced, Royal Group has completed the sales of Royal Alliance, Amut, its extruder equipment company located in Italy and a U.S. - based tooling company.

The Company advised that proceeds from divestitures since January 1, 2006 were approximately $120 million, inclusive of approximately $90 million cash received to date and approximately $30 million to be received prior to the end of the second quarter. Royal Group previously indicated that it expected further proceeds from dispositions to be in the range of $60 to $80 million during the remainder of 2006.

Today, Royal Group announced that it has identified additional assets to be disposed of, which will include excess real estate as the Company focuses on an optimal warehousing and manufacturing footprint to support its core businesses serving North American customers. Royal Group anticipates that these additional assets will be sold during the remainder of the year. Royal Group expects to generate proceeds of $80 to $100 million from sales of these additional assets.

"We now expect proceeds from dispositions to total $260 and $300 million in 2006, which will allow us to significantly enhance the Company's liquidity position", commented Lawrence J. Blanford, Royal Group's President and C.E.O. "These divestitures will give us the financial capability and flexibility to help further develop our core businesses", added Mr. Blanford.

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the negative impact that may be caused by the delay in filing of Royal Group's 2005 financial statements, including, without limitation, a breach by Royal Group of its banking agreement, an adverse effect on Royal Group's business and the market price of its publicly traded securities, and a breach by Royal Group of the continued listing requirements of the New York Stock Exchange and Toronto Stock Exchange; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by April 10, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of April 9 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information contact:

Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701.